ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Marybeth Csaby / Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1236 / 212-896-1206
Noa.Schuman@clicksoftware.com	mcsaby@kcsa.com / rfink@kcsa.com

ClickSoftware Reports Record Revenues for the First Quarter Ended March 31, 2011, Declares Cash Dividend

Quarterly Revenues Up 10% Year-Over-Year, Reaching $19.3 Million.
Board Approves First Ever Cash Dividend in the Company's History

BURLINGTON, MA, April 28, 2011 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced results for the first quarter ended March 31, 2011.

For the first quarter ended March 31, 2011, total revenues were $19.3 million, up 10% from $17.5 million in the first quarter of 2010. Net income for the first quarter of 2011 was $2.2 million, or $0.07 per fully diluted share, compared to net income of $2.8 million, or $0.09 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $3.2 million, or $0.10 per fully diluted share, compared to $3.7 million, or $0.11 per fully diluted share, for the same period last year.

Software license revenues for the first quarter of 2011 were $7.5 million, up 9% compared with software license revenues of $6.8 million for the same period last year. Service and maintenance revenues were $11.8 million, up 11% compared with service and maintenance revenues of $10.6 million in the same period last year.

Gross profit in the first quarter of 2011 was $11.8 million, or 61% of revenues, compared to $11.0 million, or 63% of revenues, in the same period last year.

Cash, cash equivalents and short and long-term investments at the end of the first quarter of 2011 increased to $51.9 million from $51.0 million at the end of the fourth quarter of 2010. Net cash provided by operating activities was $1.1 million during the first quarter of 2011.

Management Commentary
“The first quarter was an outstanding one. Revenues grew to a record level and strong bookings took our backlog and deferred revenues to new heights. Winning the DIRECTV contract - one of the largest and most competitive workforce management bids in recent years - further underscores our leadership position in the market and improves our visibility into 2011,” commented Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “We continue to invest in expanding our enterprise mobility offerings, with specific emphasis on new tablets and new smartphones (Apple’s, Android-based, Blackberry’s and the like), aiming at becoming a market leader for mobile business apps. Our recent successes in deploying some of the largest and most challenging mobile implementations in the market, serve as evidence for the robustness and scalability of our products and deployment tools”, he added.

Dividends
ClickSoftware also announced today that on April 27, 2011, its Board of Directors approved the distribution of a $0.32 per share dividend to be paid quarterly in four equal amounts over the next four quarters. The first quarterly dividend of $0.08 per ordinary share will be paid on May 26, 2011 to all shareholders of record as of the close of business on May 12, 2011.  The dividend will be paid net of any required tax. This is the first cash dividend paid to shareholders in the Company's history. The declaration and payment of future dividends is at the discretion of the Company’s Board of Directors.

Shmuel Arvatz, ClickSoftware’s CFO said: "The current level of available cash and our projected steady cash flows from operations make a dividend payment a good vehicle to allow our shareholders to participate in our recent growth and success.”

Outlook
The Company reiterates the previously provided year 2011 guidance of revenues in the approximate range of $81.5 to $85.0 million, representing about 15% to 20% growth over 2010.

2011 Analyst & Investor Day
The Company will host an Analyst & Investor Day on Tuesday, May 24th in NYC.  For details and registration please contact Rob Fink or Marybeth Csaby at KCSA Strategic Communications, (212) 896-1206 (rfink@kcsa.com, mcsaby@kcsa.com), or visit ClickSoftware’s website at: www.clicksoftware.com.

Investors Conference Call
ClickSoftware will host a conference call today at 9:00 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community.  To participate, please call (888) 407-2553 and ask for the ClickSoftware conference call.  International participants, please call +972-3-918-0610.  The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com.  A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week or by calling (888) 326-9310 (international callers can dial +972-3-925-5901).

About ClickSoftware
ClickSoftware is the leading provider of automated workforce management and optimization solutions for every size of service business. Our portfolio of solutions, available on demand and on premise, creates business value through higher levels of productivity, customer satisfaction and operational efficiency. Our patented concept of ‘continuous planning and scheduling’ incorporates customer demand forecasting, long and short term capacity planning, shift planning, real-time scheduling, mobility and location-based services, as well as on-going communication with the consumer on the expected arrival time of the service resource.

As the pioneers of the ‘W6’ concept more than 20 years ago, we have perfected solutions for solving a wide variety of problems on Who does What, for Whom, with What, Where and When. The combination of proven technology with educational services helps businesses find the right balance between reducing costs, increasing customer satisfaction, employee preferences and industry regulations/legislation. ClickSoftware’s solutions manage over 200,000 resources in service businesses across a variety of industries and geographies. Our flexible deployment approach, breadth and depth of solutions and strong partnerships with leading CRM/ERP vendors and system integrators makes us the number one choice to deliver superb business performance to any organization. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific.

For more information, please visit www.clicksoftware.com or follow us on Twitter, the content of which is not part of this press release.

Use of Non-GAAP Financial Results
In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future.  Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.  The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.  Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements
This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, visibility into future periods, growth and future rates of growth and expectations of future cash flows and dividends. For example, when we discuss our “Outlook” for 2011 revenues, continued growth in 2011, expected traction for our offerings and demand and visibility for future periods, we are using forward-looking statements. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook,  more attractive investments than dividends that may become available, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2010 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note:  Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	March 31, 2011		March 31, 2010
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$7,452	39%	$6,838	39%
Services	11,848	61%	10,645	61%
Total revenues	19,300	100%	17,483	100%
Cost of revenues:
Software license	657	3%	693	4%
Services	6,879	36%	5,826	33%
Total cost of revenues	7,536	39%	6,519	37%
Gross profit	11,764	61%	10,964	63%
Operating expenses:
Research and development costs, net	1,861	10%	1,847	11%
Selling and marketing expenses	5,512	29%	4,361	25%
General and administrative expenses	1,605	8%	1,556	9%
Total operating expenses	8,978	47%	7,764	44%
Net income from operations	2,786	14%	3,200	18%
Interest income (expense), net	24	0%	(4)	0%
Net income before taxes	$2,810	15%	$3,196	18%
Tax expense, net	562	3%	422	2%
Net income	$2,248	12%	$2,774	16%

Net earnings per ordinary share:
Basic	$0.07		$0.09
Diluted	$0.07		$0.09
Shares used in computing basic net income per share	30,661,754		30,263,328
Shares used in computing diluted net income per share	32,339,473		32,042,427

ClickSoftware Technologies Ltd. CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	March 31, 2011	December 31, 2010
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$16,305	$25,749
Short term deposits	26,383	16,747
Marketable securities	8,537	7,839
Trade receivables, net	17,127	14,255
Deferred taxes	1,780	2,220
Other receivables and prepaid expenses	2,752	2,431
Total current assets	72,884	69,241

LONG TERM ASSETS
Property and equipment, net	3,385	3,384
Long term deposits	634	620
Other receivables and prepaid expenses	384	364
Intangible assets, net	1,802	2,004
Goodwill	2,511	2,511
Severance pay funds	1,799	1,703
Total long term assets	10,515	10,586
Total Assets	$83,399	$79,827

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$11,810	$12,574
Deferred revenues	9,383	7,957
Total current liabilities	21,193	20,531

LONG TERM LIABILITIES
Accrued severance pay	3,619	3,431
Deferred revenues	1,704	1,777
Total long term liabilities	5,323	5,208
Total liabilities	26,516	25,739

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	127	126
Additional paid-in capital	81,637	81,170
Accumulated deficit	(25,145)	(27,393)
Accumulated other comprehensive income	307	228
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	56,883	54,088
Total Liabilities and shareholders' equity	$83,399	$79,827

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited. In thousands)

	Three Months Ended
	March 31, 2011	March 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,248	$2,774
Adjustments to reconcile net income to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	325	305
Amortization of deferred compensation	311	339
Amortization of acquired intangible assets	202	199
Severance pay, net	92	46
Gain on marketable securities	(18)	(20)
Other	3	2
Changes in operating assets and liabilities:
Increase in trade receivables	(2,872)	(124)
Decrease in deferred taxes	440	340
Increase in other receivables	(262)	(299)
Increase in accounts payable and accrued expenses	(764)	(1,535)
Increase in deferred revenues	1,353	1,967

Net cash provided by operating activities	$1,058	$3,994

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(328)	(462)
Decrease (Increase) in deposits	(9,650)	2,920
Investments in marketable securities	(2,552)	(4,112)
Proceeds from sale of marketable securities	1,872	45

Net cash used in investment activities	$(10,658)	$(1,609)

CASH FLOWS FROM FINANCING ACTIVITIES
Employee options exercised	156	249

Net cash provided by financing activities	$156	$249

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,444)	2,634
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	25,749	15,594
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$16,305	$18,228

ClickSoftware Technologies Ltd.

SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
(Unaudited. In thousands, except per share amounts)

	Three Months Ended
	March 31, 2011		March 31, 2010
	$	% of Revenues	$	% of Revenues

GAAP Net income	$2,248	12%	$2,774	16%
Share-based compensation (1)	311		339
Amortization of intangible assets (2)	202		199
Deferred taxes	440		340
Non-GAAP Net income	$3,201	17%	$3,652	21%

GAAP Earnings per share (diluted)	$0.07		$0.09
Share-based compensation	0.01		0.01
Amortization of intangible assets	0.01		0.00
Deferred taxes	0.01		0.01
Non-GAAP Earnings per share (diluted)	$0.10		$0.11

(1) Share-based compensation:
Cost of services	39		44
Research and development costs, net	34		36
Selling and marketing expenses	77		88
General and administrative expenses	161		171
	$311		$339

(2) Amortization of intangible assets:
Cost of revenues	172		169
Research and development costs, net	30		30
	$202		$199